BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

Board of Directors
of Weitzel Financial Services, Inc.
Dubuque, Iowa

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Weitzel Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Weitzel Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) and (2) Weitzel Financial Services, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Weitzel Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Weitzel Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

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Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601